FULLER, TUBB, POMEROY & STOKES
                           A PROFESSIONAL CORPORATION
                                ATTORNEYS AT LAW
                      201 ROBERT S. KERR AVENUE, SUITE 1000
                             OKLAHOMA CITY, OK 73102

G. M. FULLER (1920-1999)                                  TELEPHONE 405-235-2575
JERRY TUBB                                                FACSIMILE 405-232-8384
DAVID POMEROY
TERRY STOKES
     -----

OF COUNSEL:
MICHAEL A. BICKFORD
THOMAS J. KENAN
ROLAND TAGUE
DAN M. PETERS
                                  July 10, 2006



Karen J. Garnett, Assistant Director
Securities and Exchange Commission
Division of Corporation Finance, Mail Stop 4561
450 Fifth Street, N.W.
Washington, DC   20549-4561

ATTENTION CHARITO A. MITTELMAN

                        Re: Consolidated Oil & Gas, Inc.
                            Form 10-SB
                            Amendment No. 3 filed June 20, 2006
                            File No. 0-51667

Dear Ms Garnett:

As counsel to Consolidated Oil & Gas, Inc., I enclose Amendment No. 4 to its Form 10-SB Registration Statement in accordance with the instructions in your letter dated June 27, 2006. The following responses are made to your three comments. The responses are keyed to your comments.

We are providing by FedEx, as courtesy copies, three redlined hard copies as well as three hard copies of the filed version of the amendment.

General
-------

1. Further investigation of the facts surrounding the relationship between the "finders" and the issuer and the sale of securities to persons introduced to the issuer by the finders reveals that the finders did participate in the selling efforts that were concluded by the president of the issuer. One of the two finders was a director of the issuer during most of the period when he brought potential working interest owners to the issuer and had been a registered broker some 15 years earlier, I am advised. Both he and the president of the issuer, based upon the finder's belief that sales to fewer than 35 persons provided an

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Securities and Exchange Commission
July 10, 2006
Page 2


exemption from all securities laws, concluded that the finders' activities with regard to bringing potential working interest owners to the issuer would not be construed as securities sales by brokers. They were, of course, mistaken, although it is interesting to realize that some persons still operate under misunderstood conceptions of old Rule 146 (even though that rule did not apply to the broker's issue at hand). The finder and the issuer apparently also believed that "working interests" in wells are not "securities," due to the fact that a working interest owner participates in certain decisions regarding the drilling of a well, such as the decision whether to plug and abandon a hole or attempt a completion of the hole as a producing well. This, too, is a misconception. However, the issuer did compensate the finders specifically for their activities in selling working interests in the issuer's oil activities.

It appears that the finders do not qualify as "associated persons of the issuer deemed not to be brokers" under the provisions of Rule 3a4-1 of the Exchange Act by reason of subparagraph (a) (2).

Interim Results - 1st Quarter 2006 compared with 1st Quarter 2005, page 6
-------------------------------------------------------------------------

2. The disclosure under this heading in the Form 10-SB, as well as in an amended Form 10-QSB being filed, has been extended to explain that the "more expensive" drilling projects involve drilling new wells, rather than workovers of earlier wells that already have the drilling, testing and casing work done and paid for. Thus, an investor must pay more for a new well than for a workover well.

Recent Sales of Unregistered Securities, page 27
------------------------------------------------

3. This disclosure has been revised to add the information that was included in our response to your comment 8 in your earlier comment letter and, in footnotes to certain disclosures in the table, to clarify that the values given in the table for the shares of stock were in addition to the cash given by the investors.

Form 10-QSB for the period ended March 31, 2006
-----------------------------------------------

     We have amended our Form 10-QSB to include all applicable revisions.

Please contact the undersigned regarding any questions concerning the above. If there are questions or matters that could be resolved more effectively by telephone, please call me at 405-235-2575. My fax number is 405-232-8384.

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Securities and Exchange Commission
July 10, 2006
Page 3


                                                     Sincerely,

                                                     /s/ Thomas J. Kenan

                                                     Thomas J. Kenan
                                                     e-mail: kenan@ftpslaw.com
Enclosures

Copy:    James Carl Yeatman (w/enclosures)
         Douglas A. Newman, C.P.A. (w/enclosures)
         Killman, Murrell & Company P.C. (w/enclosures)